UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

Bay Adelaide Centre, East Tower, 22 Adelaide Street West, Suite 3400,

Toronto, Ontario M5H 4E3 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 16, 2019, Tanzanian Gold Corporation (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) by and between the Company and R.F. Lafferty Co., Inc. (“RFL”), as representative for the underwriters identified therein (collectively, the “Underwriters”), with respect to the sale by the Company of up to 6,695,652 common shares (the “Shares”) no par value, through the Underwriters on a “best efforts” basis (the “Offering”). The Shares are being offered at $0.575 per share.

The Shares will be issued pursuant to a prospectus supplement dated and filed on December 16, 2019 with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-226949), which became effective on September 5, 2018. The Underwriting Agreement provides that the Underwriters will offer and sell the Shares for the Company on a “best efforts” basis, and the Underwriters are under no obligation to purchase any Shares for their own account or sell any specific number or dollar amount of securities. The Company expects to close the offering on or about December 18, 2019, subject to the satisfaction of customary closing conditions as set forth in the Underwriting Agreement.

The Underwriting Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company, on the one hand, and the Underwriters, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

In the ordinary course of business, the Underwriters or their respective affiliates have engaged and may in the future engage in various financing, commercial banking and investment banking services with, and provide financial advisory services to, the Company and its affiliates for which they have received or may receive customary fees and expenses. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

On December 16, 2019, we issued a press release announcing the launch of the Offering. Attached as Exhibit 99.1 is the related press release.

Pursuant to General Instruction B of Form 6-K, the information contained in this Form 6-K, including Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise be subject to the liabilities of that section, nor is it incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit No.	Description

Exhibit 4.1	Underwriting Agreement
Exhibit 5.1	Legal Opinion
Exhibit 99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Gold Corporation
(Registrant)

By:	/s/ James Sinclair
James E. Sinclair
Executive Chairman

Date: December 16, 2019

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